EXHIBIT 99.5

The following table and other data present the mine safety information related to our U.S. operation as required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act for the twelve months ended December 31, 2011.

Operation	Section 104 S&S Citations(1)	Section 104(b) Orders(2)	Section 104(d) Citations and Orders(3)	Section 110(b)(2) Violations(4)	Section 107(a) Imminent Danger Orders(5)	Total Value of MSHA Assessments Proposed(6)	Mining- related Fatalities	Legal Actions Pending as of Dec 31, 2011(7)	Legal actions instituted during 2011	Legal actions resolved during 2011
Mineral Park	14	0	0	0	0	US$49,451	0	1	0	0

(1)
Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act (the “Mine Act”) for which the operator received a citation from the Mine Safety and Health Administration (the “MSHA”).  This total includes any citations or orders listed under the column headed “Section 104(d) Citations and Orders”.

(2)	Total number of orders under section 104(b) of the Mine Act.

(3)	Total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.

(4)	Flagrant violations identified by MSHA under section 110(b)(2) of the Mine Act.

(5)	Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

(6)
Represents the total dollar value of the proposed assessments from MSHA under the Mine Act during the twelve months ended December 31, 2011 regardless of whether the Registrant has challenged or appealed the assessment.

(7)
Total number of matters pending before the Federal Mine Safety and Health Review Commission ( the “Commission”) as of December 31, 2011.  Of the pending legal action noted for Mineral Park, it is a contest of citation of violation of standard 30 CFR 56.14101(a)(3).

During the year ended December 31, 2011, Mineral Park did not receive written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.